**Sibanye Stillwater Limited**
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

# MARKET RELEASE

## Dealings in securities by Directors

**Johannesburg, 18 September 2025:** Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW), in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

| | |
|---|---|
| Name | **TV Maphai** |
| Position | Chairman of the Board (Independent non-executive Director) |
| Company | Sibanye-Stillwater Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market purchase of shares |
| Transaction Date | 15 September 2025 |
| Number of shares | 4,589 |
| Class of Security | Ordinary shares |
| Market Price | R37.96 |
| Total Value | R174,198.44 |
| | |

| | |
|---|---|
| Name | **C Keyter** |
| Position | Executive Director |
| Company | Sibanye-Stillwater Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market purchase of shares |
| Transaction Date | 18 September 2025 |
| Number of shares | 50,000 |
| Class of Security | Ordinary shares |
| Market Price | R38.19 |
| Total Value | R1,909,000 |
| | |

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

**Investor relations contact:**
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com